SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29201; 812-13667]

Medallion Financial Corp.; Notice of Application

April 1, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 23(a), 23(b) and 63 of the Act, and under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by section 57(a)(4) of the Act.

Summary of the Application: Applicant, Medallion Financial Corp. (the "Company"), requests an order to permit it to issue restricted shares of its common stock to its officers and employees under the terms of its employee compensation plan.

Filing Dates: The application was filed on June 12, 2009, and amended on August 27, 2009, and March 31, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 23, 2010, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicant, 437 Madison Avenue, 38th Floor, New York, NY, 10022.

For Further Information Contact: Christine Y. Greenlees, Senior Counsel, at (202) 551-6879, or Mary Kay Frech, Branch Chief, at (202) 551-6821, (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicant's Representations:

1.   The Company, a Delaware corporation, is an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Act.[1] The Company is a specialty finance company that has a leading position in originating, acquiring, and servicing loans that finance taxicab medallions and various types of commercial businesses. The Company currently operates its business through three wholly-owned consolidated subsidiaries and one wholly-owned unconsolidated portfolio company. Shares of the Company's common stock are traded on the NASDAQ Global Select Market under the symbol "TAXI." As of May 5, 2009, there were 17, 565,771 shares of the Company's common stock outstanding. As of that date, the Company had 126 employees, including employees of its wholly-owned subsidiaries.

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[1]   The Company was incorporated in Delaware in 1995 and commenced operations on May 29, 1996, in connection with the closing of its initial public offering and simultaneous acquisition of three established finance companies. Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

2.   The Company currently has a nine-member board of directors (the "Board") of whom three are "interested persons" of the Company within the meaning of section 2(a)(19) of the Act and six are not interested persons (the "Non-interested Directors"). The Company has seven directors who are neither officers nor employees of the Company.

3.   The Company believes that its successful performance depends on its ability to offer fair compensation packages to its professionals that are competitive with those offered by other investment management businesses. The Company believes that the ability to offer equity-based compensation to its professionals is vital to the Company's future growth and success. The Company wishes to adopt the 2009 Employee Restricted Stock Plan (the "Plan") providing for the periodic issuance of shares of restricted stock (i.e., stock that, at the time of issuance, is subject to certain forfeiture restrictions, and thus is restricted as to its transferability until such forfeiture restrictions have lapsed) (the "Restricted Stock") for its employees and officers, and employees of its wholly-owned subsidiaries (each a "Participant," and collectively, the "Participants").

4.   The Plan will authorize the issuance of shares of Restricted Stock subject to certain forfeiture restrictions. These restrictions may relate to continued employment, achievement of specified performance objectives, or other restrictions deemed by the Committee (as defined below) to be appropriate.[2] The Restricted Stock will be subject to restrictions on transferability and other restrictions as required by the Committee. Except to the extent restricted under the terms of the Plan, a Participant granted Restricted Stock will have all the rights of any other stockholder, including the right to vote the Restricted Stock and the right to receive dividends. During the restriction period, the Restricted Stock generally may not be sold, transferred,

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[2]   The Compensation Committee of the Board (the "Committee") is comprised solely of the Non-interested Directors.

pledged, hypothecated, margined, or otherwise encumbered by the Participant. Except as the Board otherwise determines, upon termination of a Participant's employment or service on the Board during the applicable restriction period, Restricted Stock for which forfeiture restrictions have not lapsed at the time of such termination shall be forfeited.

5.   The maximum amount of Restricted Stock that may be issued under the Plan will be 10% of the outstanding shares of common stock of the Company on the effective date of the Plan plus 10% of the number of shares of the Company's common stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plan.[3] The Plan limits the total number of shares that may be awarded to any single Participant in a fiscal year to 200,000 shares. In addition, no Restricted Stock Participant may be granted more than 25% of the shares reserved for issuance under the Plan. The Plan will be administered by the Committee, which, upon approval of the required majority, as defined in section 57(o) of the Act,[4] of the Board, will award shares of Restricted Stock to the Participants from time to time as part of the Participants' compensation based on a Participant's actual or expected performance and value to the Company.

6.   Each issuance of Restricted Stock under the Plan will be approved by the required majority, as defined in section 57(o) of the Act, of the Company's directors on the basis that the issuance is in the best interests of the Company and its stockholders. The date on which the

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[3]   For purposes of calculating compliance with this limit, the Company will count as Restricted Stock all shares of its common stock that are issued pursuant to the Plan less any shares that are forfeited back to the Company and cancelled as a result of forfeiture restrictions not lapsing.

[4]   The term "required majority," when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC's directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

required majority approves an issuance of Restricted Stock will be deemed the date on which the subject Restricted Stock is granted.

7.   The Plan has been approved by the Committee, as well as the Board, including the required majority as defined in section 57(o) of the Act. The Plan will be submitted for approval to the Company's stockholders, and will become effective upon such approval, subject to and following receipt of the order.

Applicant's Legal Analysis:

Sections 23(a) and (b), Section 63

1.   Under section 63 of the Act, the provisions of section 23(a) of the Act generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities are made applicable to BDCs. This provision would prohibit the issuance of Restricted Stock as a part of the Plan.

2.   Section 23(b) generally prohibits a closed-end management investment company from selling its common stock at a price below its current net asset value ("NAV"). Section 63(2) makes section 23(b) applicable to BDCs unless certain conditions are met. Because Restricted Stock that would be granted under the Plan would not meet the terms of section 63(2), sections 23(b) and 63 prohibit the issuance of the Restricted Stock.

3.   Section 6(c) provides that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   The Company requests an order pursuant to section 6(c) of the Act granting an exemption from the provisions of sections 23(a) and (b) and section 63 of the Act.[5] The Company states that the concerns underlying those sections include: (a) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (b) complication of the investment company's structure that made it difficult to determine the value of the company's shares; and (c) dilution of stockholders' equity in the investment company. The Company states that the Plan does not raise concerns about preferential treatment of the Company's insiders because the Plan is a bona fide compensation plan of the type common among corporations generally. In addition, section 61(a)(3)(B) of the Act permits a BDC to issue to its officers, directors and employees, pursuant to an executive compensation plan, warrants, options and rights to purchase the BDC's voting securities, subject to certain requirements. The Company states that, for reasons that are unclear, section 61 and its legislative history do not address the issuance by a BDC of restricted stock as incentive compensation. The Company states, however, that the issuance of Restricted Stock is substantially similar, for purposes of investor protection under the Act, to the issuance of warrants, options, and rights as contemplated by section 61. The Company also asserts that the Plan would not become a means for insiders to obtain control of the Company because the number of shares of the Company issuable under the Plan would be limited as set forth in the application. Moreover, no individual Restricted Stock Participant could be issued more than 25% of the shares reserved for issuance under the Plan.

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[5] The Company asks that the order apply also to any future officers and employees of the Company and future employees of the Company's wholly-owned subsidiaries that are eligible to receive Restricted Stock under the Plan. Additionally, to the extent that the Company creates or acquires additional wholly-owned subsidiaries, and to the extent that such future subsidiaries have employees to whom the relief requested herein would otherwise apply, the Company asks that such relief, if granted, be extended to such employees of any future subsidiaries.

5.   The Company further states that the Plan will not unduly complicate the

Company's structure because equity-based compensation arrangements are widely used among

corporations and commonly known to investors. The Company notes that the Plan will be

submitted to its stockholders for their approval. The Company represents that a concise, "plain

English" description of the Plan, including its potential dilutive effect, will be provided in the

proxy materials that will be submitted to the Company's stockholders. The Company also states

that it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the

Securities Exchange Act of 1934 (the "Exchange Act"). The Company further notes that the

Plan will be disclosed to investors in accordance with the requirements of the Form N-2

registration statement for closed-end investment companies, and pursuant to the standards and

guidelines adopted by the Financial Accounting Standards Board for operating companies. In

addition, the Company will comply with the disclosure requirements for executive compensation

plans applicable to operating companies under the Exchange Act.[6] The Company thus concludes

that the Plan will be adequately disclosed to investors and appropriately reflected in the market

value of the Company's shares.

6.   The Company acknowledges that, while awards granted under the Plan would

have a dilutive effect on the stockholders' equity in the Company, that effect would be

outweighed by the anticipated benefits of the Plan to the Company and its stockholders. The

Company asserts that it needs the flexibility to provide the requested equity-based employee

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[6]   The Company will comply with the amendments to the disclosure requirements for executive and director compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers and directors to the extent adopted and applicable to BDCs. See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8765 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

compensation in order to be able to compete effectively with other financial services firms for

talented professionals. These professionals, the Company suggests, in turn are likely to increase

the Company's performance and stockholder value. The Company also asserts that equity-based

compensation would more closely align the interests of the Company's employees with those of

its stockholders. In addition, the Company states that its stockholders will be further protected

by the conditions to the requested order that assure continuing oversight of the operation of the

Plan by the Company's Board.

Section 57(a)(4), Rule 17d-1

       7.   Section 57(a) proscribes certain transactions between a BDC and persons related

to the BDC in the manner described in section 57(b) ("57(b) persons"), absent a Commission

order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which

the BDC is a joint participant absent such an order. Rule 17d-1, made applicable to BDCs by

section 57(i), proscribes participation in a "joint enterprise or other joint arrangement or profit-

sharing plan," which includes a stock option or purchase plan. Employees and directors of a

BDC are 57(b) persons. Thus, the issuance of shares of Restricted Stock could be deemed to

involve a joint transaction involving a BDC and a 57(b) person in contravention of section

57(a)(4). Rule 17d-1(b) provides that, in considering relief pursuant to the rule, the Commission

will consider (i) whether the participation of the company in a joint enterprise is consistent with

the Act's policies and purposes and (ii) the extent to which that participation is on a basis

different from or less advantageous than that of other participants.

       8.   The Company requests an order pursuant to section 57(a)(4) and rule 17d-1 to

permit the Plan. The Company states that the Plan, although benefiting the Participants and the

Company in different ways, is in the interests of the Company's stockholders because the Plan will help align the interests of the Company's employees and officers with those of its

stockholders, which will encourage conduct on the part of those employees and officers designed

to produce a better return for the Company's stockholders.

<u>Applicant's Conditions</u>:

Applicant agrees that the order granting the requested relief will be subject to the

following conditions:

1.   The Plan will be authorized by the Company's stockholders.

2.   Each issuance of Restricted Stock to a Participant will be approved by the

required majority, as defined in section 57(o) of the Act, of the Company's directors on the basis

that such issuance is in the best interest of the Company and its stockholders.

3.   The amount of voting securities that would result from the exercise of all of the

Company's outstanding warrants, options, and rights, together with any Restricted Stock issued

pursuant to the Plan, at the time of issuance shall not exceed 25% of the outstanding voting

securities of the Company, except that if the amount of voting securities that would result from

the exercise of all of the Company's outstanding warrants, options, and rights issued to the

Company's directors, officers, and employees, together with any Restricted Stock issued

pursuant to the Plan, would exceed 15% of the outstanding voting securities of the Company,

then the total amount of voting securities that would result from the exercise of all outstanding

warrants, options, and rights, together with any Restricted Stock issued pursuant to the Plan, at

the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

4.   The maximum amount of shares of Restricted Stock that may be issued under the

Plan will be 10% of the outstanding shares of common stock of the Company on the effective

date of the Plan plus 10% of the number of shares of the Company's common stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plan.

5.   The Board will review the Plan at least annually. In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the Plan could have on the Company's earnings and NAV per share, such review to take place prior to any decisions to grant Restricted Stock under the Plan, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Board will be authorized to take appropriate steps to ensure that the grant of Restricted Stock under the Plan would not have an effect contrary to the interests of the Company's stockholders. This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Plan. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary